WHITEFORD, TAYLOR & PRESTON
210 WEST PENNSYLVANIA AVENUE	L.L.P.	1025 CONNECTICUT AVENUE, Nw
TOWSON, MARYLAND 21204-4515		WASHINGTON, D.C. 20036-5405
TELEPHONE 410 832-2000		TELEPHONE 202 659-6800
FAX 410 832-2015	SEVEN SAINT PAUL STREET	FAX 202 331-0573
BALTIMORE, MARYLAND 21202-1626

20 COLUMBIA CORPORATE CENTER	410 347-8700
10420 LITTLE PATUXENT PARKWAY	FAX 410 752-7092	1317 KING STREET
COLUMBIA, MARYLAND 21044-3528	www.wtplaw.com	ALEXANDRIA, VIRGINIA 22314-2928
TELEPHONE 410 884-0700		TELEPHONE 703 836-5742
FAX 410 884-0719		FAX 703 836-0265

SONIA GALINDO
DIRECT NUMBER
410-347-9416
sgalindo@wtplaw.com

July 1, 2005

VIA EDGAR AND HAND DELIVERY

Mr. Christian Windsor

Special Counsel

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0408

Re:	KH Funding Company
Amendment Two to Registration Statement on Form SB-2
File No. 333-124155, Filed June 10, 2005

Dear Mr. Windsor:

On behalf of KH Funding Company, referred to herein as either KH Funding or the Issuer, this letter responds to comments received from the Staff by letter dated June 29, 2005, with respect to the above-referenced filing. In response to the Staff’s comments, the Issuer has electronically filed a second amendment to the registration statement and has sent via Federal Express two (2) sets of courtesy copies; each containing a clean version and a version marked to show changes from amendment one. Set forth below are each of the Staff’s numbered comments followed by the Issuer’s response thereto.

General

1. Please provide the final executed version of the First Supplemental Indenture.

Response: We have filed an executed version of the First Supplemental Indenture as Exhibit 4.3 as requested.

2. Please file updated consents for all audited financial statements included in your next filing.

Mr. Christian Windsor

July 1, 2005

Response: We have filed an updated consent for all audited financial statements as Exhibit 23.2 as requested.

3. Please be consistent in your reference to the “2005 Equity Incentive Plan.” In your registration statement, you refer to is as the “2005 Incentive Stock Plan” but the document filed as Exhibit 10.3 is titled “2005 Equity Incentive Plan.”

Response: We have revised the disclosure on page 29 as requested.

Prospectus Summary, page 1

4. Revise this section to either remove the description of your company as providing “banking services” or to clarify that you are not a bank and are not subject to bank regulatory oversight nor are your notes covered by any insurance fund.

Response: We have revised the disclosure on page 1 to remove banking services from the description of KH Funding .

Risk Factors, page 6

5. Add a risk factor to the beginning of the Risk Factors section that clearly discusses the fact that you are reliant upon new issuance of notes in order to cover not only principal but also to meet your variable costs. In particular, we note that you generate significant net cash outflows from your investing activities and operations.

Response: KH Funding has advised us that it does not rely upon new issuances of Notes in order to redeem Notes from prior offerings.

Mr. Christian Windsor

July 1, 2005

Upon the sale of a Note, the funds for redemption are immediately available. Of course, part of the Issuer’s investment strategy is to invest funds that it will have for a period of time into higher yielding slightly less liquid investments, such as bonds. The funds are nevertheless available; just not immediately available.

The risk of not being able to fund redemption requests only exists if the requests for redemption exceed the amount of readily available cash, i.e., if the Issuer’s liquidity is insufficient to fund redemptions. However, only holders of One Day Demand Notes can ask for funds sooner than 30 days; and the Issuer keeps sufficient funds available for these requests. Only holders of Thirty Day Demand Notes can ask for funds sooner than 90 days, and if necessary, the Issuer can sell some of its marketable securities or mortgage loans (notes receivables) to have the funds available to meet requests from these Note holders within the available 30 days. Only holders of Fixed Term Notes, prior to maturity, can ask for funds in 90 days, and if necessary the Issuer can sell mortgage loans (notes receivables) in bulk to fund requests from these Note holders within the available 90 days. Therefore, redemption requests from One Day, Thirty Day or Fixed Term Note holders would not require the Issuer to make future sales of Notes in order to fund the redemption requests.

Please observe that there is extensive disclosure regarding the above in “Management’s Discussion and Analysis – Liquidity and Capital Resources – Redemption of Notes Payable.” Please also be aware that this disclosure is the result of an extensive SEC review and comment process during the Issuer’s initial public offering in 2003. During that review process the redemption of Notes was covered in depth and ultimately comments requesting specific risk factors on use of proceeds to redeem Notes were waived. Please see the following letters prepared and filed on EDGAR on behalf of the Issuer in response to comments issued by the Staff:

•	Response letter to SEC comments dated October 1, 2003 filed with Amendment No. 3 to Form SB-2, File No. 333-106501 (specifically, comment no. 5 of Part II and response thereto)

•	Response letter to SEC comments dated October 28, 2003 filed with Amendment No. 4 to Form SB-2, File No. 333-106501 (specifically, comment no. 1 and response thereto)

We hope this explains our position satisfactorily and respectfully request that this comment be waived.

Mr. Christian Windsor

July 1, 2005

Risk Related to Our Business, page 9

6. Please include in this section, a discussion of your intentions to increase your purchases of sub-prime loans as contemplated on page 19.

Response: We have revised the disclosure on page 9 as requested.

7. Please clarify the penultimate sentence of the first paragraph of this section discussing “hard collateral” loan.

Response: We have revised the disclosure on page 9 as requested.

Comparison of Operating Results for Years ended December 31, 2004 and 2003, page 15

8. Although you have revised this section to define what net interest income is, you do not provide a discussion of your net interest income for the years and stub periods presented. Therefore, we reissue comment 23.

“As a financial services company, the major source of income is the spread between your interest paid and the interest earned on your loans. Therefore, revise this section to provide a discussion of your interest spread and your net interest income for the years and stub periods presented.”

Response: We have revised the disclosure on pages 16 and 17 as requested.

9. Revise your discuss of your holdings of 90-day past due mortgages to note the amount of accrued interest that you include in your net interest income calculations in each earnings period.

Response: We have revised the disclosure on pages 15 and 16 as requested.

Redemption of Notes Payable, page 18

10. Please address the consequences if you are unable to fully meet your note obligations on demand.

Response: We have revised the disclosure on page 19 as requested.

Mr. Christian Windsor

July 1, 2005

Description of the Notes, page 33

11. Please advise us how the customers will execute new subscription agreements each time they deposit money into their checking accounts, as discussed in your response to prior comment 39. Make appropriate revisions to this section to fully discuss the deposit and withdrawal procedures.

Response: KH Funding has advised us that an investor of One Day Demand Notes must execute a subscription agreement in connection with his/her /its initial investment and establishment of an investment account with checking account privileges. The subscription agreement serves for the term of that account and KH Funding automatically provides notice of any and all interest rate changes by a Rate Supplement Prospectus filed with the SEC, posted on their website and mailed to the investor. If the investor later makes an additional investment to that same account by making deposits through the checking account, the investor does not have to execute a new subscription agreement. However, if the investor later makes an additional investment but wants such investment to be as a new/separate account with checking account privileges, then the investor must execute a new subscription agreement.

KH Funding has advised us that the above is with respect to the One Day Demand Notes only and that with the Thirty Day Demand Notes and the One Year, Three Year and Five Year Fixed Term Notes each investor must execute a new subscription agreement for each investment; whether to an existing account or not. KH Funding again confirms that each Note purchase of any term (One Day or Thirty Day Demand, or One Year, Three Year and Five Year Fixed), by any means (checking account deposit, wire transfer or mail), represents the sale of a new security, occurs pursuant to a valid registration statement, and is deducted from the amount of securities registered.

We have included the above in the disclosure on page 35 which fully discus the deposit and withdrawal procedures.

12. Revise this section to provide a complete discussion of the “checking account” features of the One Day Notes. In particular, please detail the correspondent nature of the checking accounts and your relationship with Bank of America.

Response: KH Funding has advised us that Bank of America is one of the banks in which it is a customer, and that there is no correspondent nature between the One Day Demand Note checking account privileges and KH Funding’s relationship with Bank of America. The checking account privileges are offered through Bank of America, but are also offered through other local banks.

Mr. Christian Windsor

July 1, 2005

We have clarified the disclosure on pages 8, 22, and 34.

13. Revise this section to confirm, if true, that by “Federal-Funds” target rate, you mean the rate announced by the Federal Reserve Board of Governors at the monthly and quarterly meetings.

Response: The Federal Open Market Committee, or FOMC, issues statements after its periodic meetings announcing the Federal-Fund Target Rate. The FOMC is a monetary policy action committee within the Federal Reserve Board. We have clarified the disclosure on page 33.

On a related note, the FOMC issued a statement on June 30, 2005 increasing the Federal-Funds Target Rate by .25% to 3.25%. In connection therewith, KH Funding has amended the interest rate formulas for the Notes in order to maintain the current applicable interest rates. We have revised the disclosure on the cover page, and pages 2 and 33.

Legal and Enforceability Opinion of Whiteford, Taylor & Preston

14. In the penultimate sentence of the second paragraph, please take out your reference to mixed questions of law and fact. You may only make assumptions as to matter of fact, not law.

Response: We have revised the opinion as requested.

15. In the fourth paragraph of your opinion, please remove the second qualification pertaining to future applicable law and court decisions. It detracts from your opinion which should opine to the legality and enforceability of the notes as of the date of the opinion.

Response: We have revised the opinion as requested.

Marketing Materials

16. With respect to all marketing materials, printed or electronic, wherever comparison is made between the Notes and the money market or bank savings account rates, revise to include a statement in close succession indicating that the accounts are not money market or bank accounts and noting the principal ways in which the notes are different from money market funds or bank accounts. In particular, discuss the riskier nature of an investment in your securities compared to an investment in bank CDs, commercial paper or treasury securities.

Mr. Christian Windsor

July 1, 2005

Response: KH Funding will revise its marketing materials, printed or electronic, as requested. Until such time as its marketing materials are revised, KH Funding will refrain from any use of such marketing materials in connection with the offer and sale of the Notes.

17. Revise all marketing materials to state prominently that the Notes are secured or unsecured, senior debt obligations and are not FDIC insured, and that they do not constitute a bank account. Throughout the materials, wherever you discuss the advantages of the Notes, please balance the statements with this disclosure.

Response: KH Funding will revise its marketing materials, printed or electronic, as requested. Until such time as its marketing materials are revised, KH Funding will refrain from any use of such marketing materials in connection with the offer and sale of the Notes.

*        *        *

Please notify me by telephone at (410) 347-9416 when we have been cleared of comments, or if you have any further questions regarding the above or in the registration statement, so that we may send in our acceleration request. Thank you.

Very truly yours,

/s/ Sonia Galindo
Sonia Galindo

SG:wtp

Enclosures

cc:	Kathryn McHale (SEC)
Robert L. Harris (KH Funding)
George S. Lawler (Whiteford, Taylor & Preston)